UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

Name of issuer
HG Sply 4, LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Texas

    Date of organization
    August 21, 2023

Physical address of issuer
3351 Texas Sage Trail, Fort Worth, Texas 76177

Website of issuer
https://www.hgsplyco.com/

Current number of employees
103

Filer EDGAR CIK

0002007209

Filer EDGAR CCC
e2@igzpz

Filer EDGAR Password
???????

Filer EDGAR PMAC
fid$0828

Submission Contact Person Information

Name
Murphy Sayre

Phone Number
(512) 484-1127

Email Address
murphy@unco.com

Notification Email Address
murphy@unco.com

Signatories

Name
Murphy Sayre

Signature

Title
VP of Legal

Email
murphy@unco.com

Date
April 1, 2025